SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November 2010
Commission File Number: 001-06439
SONY CORPORATION
(Translation of registrant’s name into English)
7-1, KONAN 1-CHOME, MINATO-KU, TOKYO 108-0075, JAPAN
(Address of principal executive offices)
The registrant files annual reports under cover of Form 20-F.
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes  ☐   No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Quarterly Securities Report
For the three months ended September 30, 2010

(TRANSLATION)

Sony Corporation

Note for readers of this English translation
On November 12, 2010, Sony Corporation (the “Company” or “Sony Corporation”) filed its Japanese-language Quarterly Securities Report (Shihanki Houkokusho) for the three months ended September 30, 2010 with the Director-General of the Kanto Local Finance Bureau in Japan pursuant to the Financial Instruments and Exchange Act of Japan.  This document is an English translation of the Quarterly Securities Report in its entirety, except for (i) information that had been filed previously with or submitted to the U.S. Securities and Exchange Commission (the “SEC”) in a Form 20-F, Form 6-K or any other form and (ii) a description of differences between generally accepted accounting principles in the U.S. (“U.S. GAAP”) and generally accepted accounting principles in Japan (“J-GAAP”), which are required to be described in the Quarterly Securities Report under the Financial Instruments and Exchange Act of Japan if the Company prepares its financial statements in conformity with accounting principles other than J-GAAP.

Cautionary Statement
Statements made in this translation with respect to the current plans, estimates, strategies and beliefs and other statements of the Company and its consolidated subsidiaries (collectively “Sony”) that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions and beliefs in light of the information currently available to it.  Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.  You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including LCD televisions and game platforms, which are offered in highly competitive markets characterized by continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences; (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity; (v) Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions; (vi) Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the Consumer, Professional & Devices segment); (viii) Sony’s ability to maintain product quality; (ix) the success of Sony’s acquisitions, joint ventures and other strategic investments; (x) Sony’s ability to forecast demands, manage timely procurement and control inventories; (xi) the outcome of pending legal and/or regulatory proceedings; (xii) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; and (xiii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment.  Risks and uncertainties also include the impact of any future events with material adverse impacts.

 I            Corporate Information
(1) Selected Consolidated Financial Data
	Yen in millions, Yen per share amounts
	Six months ended September 30, 2009	Six months ended September 30, 2010	Three months ended September 30, 2009	Three months ended September 30, 2010	Fiscal year ended March 31, 2010
Sales and operating revenue	3,261,063	3,394,201	1,661,210	1,733,152	7,213,998
Operating income (loss)	(58,292)	135,667	(32,592)	68,651	31,772
Income (loss) before income taxes	(49,970)	141,620	(17,026)	62,709	26,912
Net income (loss) attributable to Sony Corporation’s stockholders	(63,401)	56,883	(26,308)	31,146	(40,802)
Total equity	－	－	3,168,378	3,218,894	3,285,555
Total assets	－	－	12,473,822	13,009,766	12,866,114
Stockholders’ equity per share of common stock (yen)	－	－	2,872.48	2,871.12	2,955.47
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	(63.18)	56.68	(26.22)	31.04	(40.66)
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock, diluted (yen)	(63.18)	56.61	(26.22)	31.00	(40.66)
Ratio of stockholders’ equity to total assets (%)	－	－	23.1	22.1	23.1
Net cash provided by operating activities	232,432	112,829	－	－	912,907
Net cash used in investing activities	(329,949)	(421,333)	－	－	(746,004)
Net cash provided by financing activities	298,895	17,130	－	－	365,014
Cash and cash equivalents at end of the period	－	－	838,485	837,212	1,191,608
Number of employees	－	－	172,000	169,600	167,900
Notes:
1.	The Company’s consolidated financial statements are prepared in conformity with U.S. GAAP.
2.	The Company reports equity in net income (loss) of affiliated companies as a component of operating income (loss).
3.	Consumption taxes are not included in sales and operating revenue.
4.	Total equity is presented based on U.S. GAAP.
5.	Stockholders’ equity per share of common stock and Ratio of stockholders’ equity to total assets are calculated by using total equity attributable to the stockholders of the Company.
6.	The Company prepares consolidated financial statements. Therefore parent-alone selected financial data is not presented.
7.	Figures of number of employees less than one hundred are rounded to the nearest unit.

(2) Business Overview
There was no significant change in the business of Sony during the three months ended September 30, 2010.

Sony realigned its reportable segments effective from the first quarter of the fiscal year ending March 31, 2011.  For further information on the realignment, please refer to “V Financial Statements – Notes to Consolidated Financial Statements –8. Business segment information”.

As of September 30, 2010, the Company had 1,302 subsidiaries and 88 affiliated companies, of which 1,270 companies are consolidated subsidiaries (including variable interest entities) of the Company.  The Company has applied the equity accounting method for 80 affiliated companies.

(3) Changes in Subsidiaries and Affiliated Companies
Significant changes in subsidiaries and affiliated companies during the three months ended September 30, 2010 are as follows:

Sony Slovakia, spol. s.r.o. was excluded from the scope of consolidation because it was no longer a subsidiary due to the sale of approximately 90 percent of Sony’s equity interest in this entity.

(4) Number of Employees
The following table shows the number of employees as of September 30, 2010.

Consolidated	169,600	*
Parent-alone	16,997
* Figures less than one hundred are rounded to the nearest unit.

II       State of Business
(1) Manufacturing, Orders Received and Sales
The products that Sony manufactures and sells are extremely diverse.  Due to the cyclical nature of electronic devices, home game consoles, game software, and music and video software, Sony generally manufactures products based on forecasts.  Because Sony carries out the manufacturing of its products such that it maintains a relatively stable and necessary level of product inventory, its level of production in the Consumer, Professional & Devices (“CPD”) and Networked Products & Services (“NPS”) segments is generally similar to the level of sales in these segments.  Accordingly, the status of production and sales in the CPD and NPS segments is discussed in connection with the operating results of these segments in “(4) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows” below.

(2) Risk Factors

Note for readers of this English translation:
Aside from the amount of the revised estimate of the restructuring charges for the fiscal year ending March 31, 2011 in the risk factor below, there was no significant change from the information presented in the Risk Factors section of the Annual Report on Form 20-F filed with the SEC on June 28, 2010.  The change is indicated by underline below.  Any forward-looking statement included in the descriptions below is based on the current judgment of management.

URL: The Annual Report on Form 20-F filed with the SEC on June 28, 2010
http://sec.gov/Archives/edgar/data/313838/000095012310061435/k02298e20vf.htm

Sony’s business restructuring and transformation efforts are costly and may not attain their objectives.
Sony continued to implement restructuring initiatives in the fiscal year ended March 31, 2010 that focused on a review of the Sony Group’s investment plan, the realignment of its manufacturing sites, the reallocation of its workforce and headcount reductions.  As a result of these restructuring initiatives, a total of 124.3 billion yen in restructuring charges, including 7.9 billion yen of non-cash charges related to depreciation associated with restructured assets, has been recorded in the fiscal year ended March 31, 2010.  Sony expects to record approximately 75 billion yen of restructuring charges for the fiscal year ending March 31, 2011.  Restructuring charges are recorded in cost of sales, selling, general and administrative expenses and loss (gain) on sale, disposal or impairment of assets and other, net and thus initially deteriorate Sony’s operating income (loss) and net income (loss) attributable to Sony’s stockholders.  Sony expects to continue rationalizing its manufacturing operations, shifting and aggregating manufacturing to lower-cost countries and increasing the utilization of third-party original equipment and design manufacturers (OEMs and ODMs).  In addition, as a part of its transformation efforts, since April 1, 2009, Sony has established three horizontal platforms for (1) manufacturing, logistics, procurement and customer services, (2) R&D and common software development and (3) global sales and marketing functions, and has been undertaking business process optimization to enhance profitability.  Furthermore Sony started developing a common procurement platform as well as consolidating its suppliers during the fiscal year ended March 31, 2010.  In January 2010, Sony announced that it would outsource a part of the human resources and accounting operation services of Sony and certain of its subsidiaries in Japan starting in April 2010.  Sony has and will become more reliant upon outsourcing services provided by external business partners.

Due to internal or external factors, projected growth, efficiencies and cost savings from the above-noted restructuring and transformation initiatives may not be realized as scheduled and, even if those benefits are realized, Sony may not be able to achieve the level of profitability expected due to the worsening of market conditions beyond expectations.  Such possible internal factors may include, for example, changes in restructuring and transformation plans, an inability to implement the initiatives effectively with available resources, or delays in implementing the new business processes or strategies.  Possible external factors may include, for example, increased burdens from regional labor regulations, labor union agreements and Japanese customary labor practices that may prevent Sony from executing its restructuring initiatives as planned.  The inability to fully and successfully implement restructuring and transformation programs may adversely affect Sony’s operating results and financial condition.  Additionally, operating cash flows may be reduced as a result of the payment for restructuring charges.

(3) Material Contracts
There were no material contracts executed during the three months ended September 30, 2010.

Note for readers of this English translation:
The above means that there is no update from the description in the Annual Report on Form 20-F (“Patents and Licenses” in item 4) filed with the SEC on June 28, 2010.

URL: The Annual Report on Form 20-F filed with the SEC on June 28, 2010
http://www.sec.gov/Archives/edgar/data/313838/000095012310061435/k02298e20vf.htm

(4) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows
i) Results of Operations

Note for readers of this English translation:
Except for information specifically included in this English translation, this document omits certain information set out in the Japanese-language Quarterly Securities Report for the three-month period ended September 30, 2010, since it is the same as described in the press release previously submitted to the SEC.  Please refer to “Consolidated Financial Results for the Second Quarter Ended September 30, 2010” submitted to the SEC on Form 6-K on October 29, 2010.

URL: The press release titled “Consolidated Financial Results for the Second Quarter Ended September 30, 2010”
http://www.sec.gov/Archives/edgar/data/313838/000115752310006301/a6483336.htm

Foreign Exchange Fluctuations and Risk Hedging

Note for readers of this English translation:
Even though foreign exchange rates fluctuated, there was no significant change in risk hedging policy from the description in the Annual Report on Form 20-F filed with the SEC on June 28, 2010.

URL: The Annual Report on Form 20-F filed with the SEC on June 28, 2010
http://sec.gov/Archives/edgar/data/313838/000095012310061435/k02298e20vf.htm

Status of Cash Flows
The following analysis refers to the status of cash flows during the quarter ended September 30, 2010.

Operating Activities: During the quarter ended September 30, 2010, there was a net cash inflow of 119.7 billion yen from operating activities, a decrease of 55.8 billion yen, or 31.8%, compared to the same quarter of the previous fiscal year (“year-on-year”).

For all segments excluding the Financial Services segment, there was a net cash inflow of 38.3 billion yen during the current quarter, a decrease of 46.9 billion yen, or 55.1%, year-on-year.  During the current quarter, the major cash inflow factors included an increase in notes and accounts payable, trade, cash contributions from net income, after taking into account depreciation and amortization, as well as a decrease in notes and accounts receivable, trade.  This exceeded cash outflow factors, which included increases in inventories in anticipation of the holiday sales season.  The decrease in notes and accounts receivable, trade was primarily associated with sales of accounts receivables in the current quarter under a program in the U.S. (Please refer to Note 2 “Transfer of financial assets” of the notes to the consolidated financial statements).  Compared with the same quarter of the previous fiscal year, net cash generated decreased.  This was mainly due to an increase in inventories, a smaller increase in notes and accounts payable, trade, as well as increased tax payments.  These outflow factors exceeded inflow factors including a decrease in notes and accounts receivable, trade as well as increased cash contribution from net income (loss), after taking into account depreciation and amortization.

The Financial Services segment had a net cash inflow of 81.0 billion yen, a decrease of 9.2 billion yen, or 10.2%, year-on-year.  During the current quarter, net cash was generated mainly due to an increase in revenue from insurance premiums reflecting a steady increase in policy amount in force at Sony Life Insurance Co., Ltd. (“Sony Life”).  Compared with the same quarter of the previous fiscal year, net cash generated decreased year-on-year mainly due to an increase in marketable securities for trading purpose.

Investing Activities: During the current quarter, Sony used 239.5 billion yen of net cash in investing activities, an increase of 82.5 billion yen, or 52.5%, year-on-year.

For all segments excluding the Financial Services segment, 1.0 billion yen of net cash was used, a decrease of 84.2 billion yen, or 98.9%, year-on-year.  During the current quarter, net cash was used mainly to purchase manufacturing equipment.  This was partially offset by proceeds from the sale of a portion of Sony’s equity interest in the Nitra factory in Slovakia completed during the current quarter.  Compared with the same quarter of the previous fiscal year, net cash used decreased primarily due to the above-mentioned proceeds during the current quarter, as well as a decrease in purchases of manufacturing equipment.

The Financial Services segment used 231.2 billion yen of net cash during the current quarter, an increase of 159.3 billion yen, or 221.7%, year-on-year.  During the current quarter, cash payments for investments and advances, carried out primarily at Sony Life and Sony Bank Inc. (“Sony Bank”) where operations are expanding, exceeded proceeds from the maturities of marketable securities, sales of securities investments and collections of advances.  Compared with the same quarter of the previous fiscal year, an increase in the investments and advances noted above exceeded an increase in proceeds from the maturities of marketable securities, sales of securities investments and collections of advances.  As a result, net cash used within the Financial Services segment increased year-on-year.

In all segments excluding the Financial Services segment, net cash generated by operating and investing activities combined for the current quarter was 37.3 billion yen, compared to net cash used of 0.02 billion yen in the same quarter of the previous fiscal year.

Financing Activities: During the current quarter, there was 9.1 billion yen of net cash outflow in financing activities, compared to 33.6 billion yen of net cash inflow in the same quarter of the previous fiscal year.  For all segments excluding the Financial Services segment, there was 106.1 billion yen of net cash outflow during the current quarter, compared to a net cash inflow of 22.3 billion yen in the same quarter of the previous fiscal year.  This was primarily due to a 104.9 billion yen redemption of domestic straight bonds in the current quarter.  In the Financial Services segment, financing activities generated 90.0 billion yen of net cash, an increase of 78.6 billion yen, or 684.1%, year-on-year, mainly due to an increase in deposits from customers at Sony Bank compared to the same quarter of the previous fiscal year.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents as of September 30, 2010 was 837.2 billion yen.  The outstanding balance of cash and cash equivalents of all segments excluding the Financial Services segment was 683.8 billion yen, a decrease of 97.2 billion yen, or 12.4%, compared with the balance as of June 30, 2010.  This is an increase of 18.2 billion yen, or 2.7%, compared with the balance as of September 30, 2009.  Sony believes it continues to maintain sufficient liquidity through access to a total, translated into yen, of approximately 757.5 billion yen of unused committed lines of credit with financial institutions in addition to the cash and cash equivalents balance at September 30, 2010.  Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 153.4 billion yen, a decrease of 60.2 billion yen, or 28.2%, compared with the balance as of June 30, 2010.  This is a decrease of 19.5 billion yen, or 11.3%, compared with the balance as of September 30, 2009.

*  Sony has included the information for cash flow from operating and investing activities combined excluding the Financial Services segment’s activities, as management frequently monitors this financial measure, and believes this non-GAAP measurement is important for use in evaluating Sony’s ability to generate cash to maintain liquidity and fund debt principal and dividend payments from business activities other than its Financial Services segment.  This information is derived from the reconciliations prepared in the Condensed Statements of Cash Flows provided below.  This information and the separate condensed presentations below are not required or prepared in accordance with U.S. GAAP.  The Financial Services segment’s cash flow is excluded from the measure because Sony Financial Holdings, Inc., which constitutes a majority of the Financial Services segment, is a separate publicly traded entity in Japan with a significant minority interest and it, as well as its subsidiaries, secure liquidity on their own.  This measure may not be comparable to those of other companies.  This measure has limitations, because it does not represent residual cash flows available for discretionary expenditures due to the fact that the measure does not deduct the principal payments required for debt service.  Therefore, Sony believes it is important to view this measure as supplemental to its entire statement of cash flows, together with Sony’s disclosures regarding investments, available credit facilities and overall liquidity.

A reconciliation of the differences between the Consolidated Statement of Cash Flows reported and cash flows from operating and investing activities combined excluding the Financial Services segment’s activities is as follows:

	Yen in billions
	Three months ended September 30
	2009	2010
Net cash provided by operating activities reported in the consolidated statements of cash flows	¥175.5	¥119.7
Net cash used in investing activities reported in the consolidated statements of cash flows	(157.1)	(239.5)
	18.4	(119.8)

Less: Net cash provided by operating activities within the Financial Services segment	90.2	81.0
Less: Net cash used in investing activities within the Financial Services segment	(71.9)	(231.2)
Eliminations **	(0.1)	6.9

Cash flow provided by (used in) operating and investing activities combined excluding the Financial Services segment’s activities	¥(0.0)	¥37.3

**  Eliminations primarily consist of intersegment loans and dividend payments.  Intersegment loans are between Sony Corporation and Sony Financial International Inc., an entity included within the Financial Services segment.

Information on Cash Flow Separating Out the Financial Services Segment (Unaudited)

The following charts show Sony’s unaudited cash flow information for all segments (consolidated), all segments excluding the Financial Services segment and for the Financial Services segment alone.  These separate condensed presentations are not required under U.S. GAAP, which Sony uses in its consolidated financial statements.  However, because the Financial Services segment is different in nature from Sony’s other segments, Sony utilizes this information to analyze the results without the Financial Services segment and believes that these presentations may be useful in understanding and analyzing Sony’s consolidated financial statements.  Transactions between the Financial Services segment and all segments excluding the Financial Services segment are eliminated in the consolidated figures shown below.

Condensed Statements of Cash Flows (Unaudited)
Yen in millions
Financial Services	Three months ended September 30
2010
Net cash provided by operating activities	¥81,014
Net cash used in investing activities	(231,221)
Net cash provided by financing activities	90,036
Net increase (decrease) in cash and cash equivalents	(60,171)
Cash and cash equivalents at beginning of the quarter	213,535
Cash and cash equivalents at the end of the quarter	¥153,364

Yen in millions
Sony without Financial Services	Three months ended September 30
2010
Net cash provided by operating activities	¥38,273
Net cash used in investing activities	(965)
Net cash used in financing activities	(106,072)
Effect of exchange rate changes on cash and cash equivalents	(28,480)
Net increase (decrease) in cash and cash equivalents	(97,244)
Cash and cash equivalents at beginning of the quarter	781,092
Cash and cash equivalents at the end of the quarter	¥683,848

Yen in millions
Consolidated	Three months ended September 30
2010
Net cash provided by operating activities	¥119,677
Net cash used in investing activities	(239,542)
Net cash used in financing activities	(9,070)
Effect of exchange rate changes on cash and cash equivalents	(28,480)
Net increase (decrease) in cash and cash equivalents	(157,415)
Cash and cash equivalents at beginning of the quarter	994,627
Cash and cash equivalents at the end of the quarter	¥837,212

ii) Issues Facing Sony and Management’s Response to those Issues

Note for readers of this English translation:
Excluding the below, there was no significant change from the information presented as the Issues Facing Sony and Management’s Response to those Issues in the Trend Information section of the Annual Report on Form 20-F filed with the SEC on June 28, 2010, or such information presented in the Quarterly Securities Report for the three months ended June 30, 2010 on Form 6-K filed with the SEC on August 11, 2010.  The change during the current quarter is indicated by underline below.  Any forward-looking statement included in the descriptions below is based on the current judgment of management.

URL: The Annual Report on Form 20-F filed with the SEC on June 28, 2010
http://sec.gov/Archives/edgar/data/313838/000095012310061435/k02298e20vf.htm

Sony expects to record restructuring charges of approximately 75 billion yen in the fiscal year ending March 31, 2011 compared with the 124.3 billion yen, including 7.9 billion yen of non-cash charges related to depreciation associated with restructured assets, recorded in the fiscal year ended March 31, 2010.

• Realignment of manufacturing sites:
By rationalizing its manufacturing operations, shifting and aggregating manufacturing to lower-cost countries and utilizing the services of OEMs and ODMs, Sony has undertaken fixed cost and total asset reductions.  Sony’s total manufacturing sites were reduced from 57 sites in December 2008 to 46 sites as of March 31, 2010.  Sony continues to review the efficiency of its manufacturing structure in relation to its operating environments.  The realignment of manufacturing sites to be undertaken during the fiscal year ending March 31, 2011 includes the closure of Sony Precision Engineering Malaysia Sdn. Bhd., the transfer to KYOCERA Corporation of design and manufacturing operations of small- and mid-sized TFT LCD displays at the Yasu site of Sony Mobile Display Corporation, the termination of production at Sony Electronics Inc.’s Dothan, Alabama site, the transfer to the Hon Hai Group of approximately 90 percent of Sony’s equity interest in the Nitra plant in Slovakia (which manufactures LCD televisions for the European region), the termination of production at Sony Hungária Kft., Godollo TEC, and the transfer to Ficosa International, S.A. and COMSA EMTE SL of Sony Espana S.A.’s Barcelona Technology Center (which manufactures LCD televisions for the European region).

Sony realigned its reportable segments from the first quarter of the fiscal year ending March 31, 2011, to reflect modifications to the organizational structure as of April 1, 2010, primarily repositioning the operations of the previously reported B2B & Disc Manufacturing segment.  In connection with this realignment, the Consumer Products & Devices segment was renamed the Consumer, Professional & Devices (“CPD”) segment.  The CPD segment includes televisions, digital imaging, audio and video, semiconductors and components as well as professional solutions (the B2B business which was previously included in the B2B & Disc Manufacturing segment).  The equity results of S-LCD Corporation, a joint venture with Samsung Electronics Co., Ltd., are also included within the CPD segment.  The disc manufacturing business previously included in the B2B & Disc Manufacturing segment is now included in All Other.

The NPS, Pictures, Music and Financial Services segments remain unchanged.  The equity earnings from Sony Ericsson Mobile Communications AB continue to be presented as a separate segment.

Despite the realignment of Sony’s reportable segments mentioned above, there has been no change in either the issues management believes each business continues to face or how each business is addressing those issues.

iii) Research and Development

Note for readers of this English translation:
Excluding the below, there was no significant change from the information presented in the Research and Development section of the Annual Report on Form 20-F filed with the SEC on June 28, 2010.

URL: The Annual Report on Form 20-F filed with the SEC on June 28, 2010
http://www.sec.gov/Archives/edgar/data/313838/000095012310061435/k02298e20vf.htm

Research and development costs for the three months ended September 30, 2010 decreased 2.2 billion yen, or 2.0%, to 106.9 billion yen, compared with the same quarter of the previous fiscal year.  The ratio of research and development costs to sales (which excludes financial services segment revenue) decreased from 7.5% to 7.1%.  Expenses in the CPD segment increased 2.1 billion yen, or 2.9%, to 76.2 billion yen and expenses in the NPS segment decreased 3.9 billion yen, or 15.4%, to 21.2 billion yen.  In the CPD segment, approximately 72% of expenses were for the development of new product prototypes while the remaining 28% was spent on the development of mid- to long-term new technologies in areas such as next-generation displays, semiconductors, new materials and software.

iv) Liquidity and Capital Resources

Note for readers of this English translation:
Aside from the description of a total amount, translated into yen, in committed lines of credit below, there was no significant change from the information presented in the Annual Report on Form 20-F filed with the SEC on June 28, 2010.  The changes are indicated by underline below.  Any forward-looking statement included in the descriptions below is based on the current judgment of management.

URL: The Annual Report on Form 20-F filed with the SEC on June 28, 2010
http://sec.gov/Archives/edgar/data/313838/000095012310061435/k02298e20vf.htm

Sony typically raises funds through straight bonds, CP programs and bank loans (including syndicated loans); however, in the unlikely event Sony cannot access liquidity from these sources, Sony could also draw on committed lines of credit from various financial institutions.  Sony has a total, translated into yen, of 757.5 billion yen in committed lines of credit, none of which had been used as of September 30, 2010.  Details of those committed lines of credit are: a 475 billion yen committed line of credit contracted with a syndicate of Japanese banks, effective until November 2012, a 1.5 billion U.S. dollar multi-currency committed line of credit also with a syndicate of Japanese banks, effective until December 2013, and a 1.87 billion U.S. dollar multi-currency committed line of credit contracted with a syndicate of global banks, effective until April 2012, in all of which Sony Corporation and Sony Global Treasury Services Plc are defined as the borrowers.  These contracts are aimed at securing sufficient liquidity even in the event of financial and capital markets turmoil like that seen in the period following September 2008.

III           Property, Plant and Equipment
(1) Major Property, Plant and Equipment
Sony Slovakia, spol. s.r.o. was no longer Sony’s subsidiary due to the sale of a portion of Sony’s equity interest in this entity during the three months ended September 30, 2010.  As a result, Sony no longer owned the following property, plant and equipment.

			Book Value (Yen in millions)				Number of employees
Name	Name of Segment	Principal products produced	Land (Approximate floor space (square feet))	Buildings	Machinery and equipment	Total
Sony Slovakia, spol. s.r.o.	Consumer, Professional & Devices	LCD televisions and TV components	1,153 (665,000)	9,400	9,401	19,955	2,300
Notes:
1.  Consumption taxes are not included in the above amounts.
2.  Construction in progress is included in the “Machinery and equipment”.
3.  Figures of number of employees less than one hundred are rounded to the nearest unit.

(2) Plans for the Purchase and Retirement of Major Property, Plant and Equipment
During the three months ended September 30, 2010, there was no significant change in the purchase and retirement of property, plant and equipment from the plan at June 30, 2010. During the three months ended September 30, 2010, there was no significant new firm plan for the purchase and retirement of major property, plant and equipment.

IV           Company Information
(1) Information on the Company’s Shares
i) Total Number of Shares
1) Total Number of Shares
Class	Total number of shares authorized to be issued
Common stock	3,600,000,000
Total	3,600,000,000

2) Number of Shares Issued
	Number of shares issued		Name of Securities Exchanges where the shares are listed or authorized Financial Instruments Firms Association where the shares are registered	Description
Class	As of the end of the second quarterly period (September 30, 2010)	As of the filing date of the Quarterly Securities Report (November 12, 2010)
Common stock	1,004,584,264	1,004,584,864	Tokyo Stock Exchange Osaka Securities Exchange New York Stock Exchange London Stock Exchange	The number of shares constituting one full unit is one hundred (100).
Total	1,004,584,264	1,004,584,864	—	—
Notes:
1.	The Company’s shares of common stock are listed on the First Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange in Japan.
2.
The number of shares issued as of the filing date of this Quarterly Securities Report does not include shares issued upon the exercise of stock acquisition rights (“SARs”) (including the conversion of convertible bonds issued under the former Commercial Code of Japan) during November 2010, the month in which this Quarterly Securities Report (Shihanki Houkokusho) was filed.

ii) Stock Acquisition Rights

Note for readers of this English translation:
The Japanese-language Quarterly Securities Report includes a summary of the main terms and conditions of the SARs and convertible bonds listed below.  A summary of such terms and conditions has previously been filed with or submitted to the SEC under Form 20-F, Form 6-K or Form S-8.  There has been no change to such terms and conditions since the applicable date of such filings or submissions, except a revision of the total outstanding number of SARs issued and number of outstanding shares to be issued or transferred and outstanding balance of convertible bonds, as provided in the schedule below.

URL: The list of documents previously submitted by the Company
http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0000313838&owner=include&count=40

Stock acquisition rights (Outstanding as of September 30, 2010)
Name (Date of shareholders’ resolution)	Total outstanding number of SARs issued	Number of shares of common stock to be issued or transferred
The first series of Common Stock Acquisition Rights (June 20, 2002)	9,878	987,800
The third series of Common Stock Acquisition Rights (June 20, 2002)	9,282	928,200
The fourth series of Common Stock Acquisition Rights (June 20, 2003)	8,145	814,500
The sixth series of Common Stock Acquisition Rights (June 20, 2003)	8,941	894,100
The seventh series of Common Stock Acquisition Rights (June 22, 2004)	9,540	954,000
The ninth series of Common Stock Acquisition Rights (June 22, 2004)	8,085	808,500
The tenth series of Common Stock Acquisition Rights (June 22, 2005)	10,093	1,009,300
The eleventh series of Common Stock Acquisition Rights (June 22, 2005)	10,437	1,043,700
The twelfth series of Common Stock Acquisition Rights (June 22, 2006)	10,579	1,057,900
The thirteenth series of Common Stock Acquisition Rights (June 22, 2006)	13,734	1,373,400
The fourteenth series of Common Stock Acquisition Rights (June 21, 2007)	7,962	796,200
The fifteenth series of Common Stock Acquisition Rights (June 21, 2007)	15,844	1,584,400
The sixteenth series of Common Stock Acquisition Rights (June 20, 2008)	8,318	831,800
The seventeenth series of Common Stock Acquisition Rights (June 20, 2008)	16,608	1,660,800
The eighteenth series of Common Stock Acquisition Rights (June 19, 2009)	7,905	790,500
The nineteenth series of Common Stock Acquisition Rights (June 19, 2009)	15,283	1,528,300

Convertible bonds (Outstanding as of September 30, 2010)
Name (Date of issuance)	Outstanding balance (Thousands of U.S. dollars)
2011 due U.S. Dollar denominated convertible bonds (April 16, 2001)	41,945
2012 due U.S. Dollar denominated convertible bonds (April 15, 2002)	28,893

iii) Status of the Exercise of Moving Strike Convertible Bonds
Not applicable.

iv) Description of Rights Plan
Not applicable.

v) Changes in the Total Number of Shares Issued and the Amount of Common Stock, etc.
	Change in the total number of shares issued	Balance of the total number of shares issued	Change in the amount of common stock	Balance of the amount of common stock	Change in the additional paid-in capital	Balance of the additional paid-in capital
Period	(Thousands)	(Thousands)	(Yen in Millions)	(Yen in Millions)	(Yen in Millions)	(Yen in Millions)
From July 1 to September 30, 2010	1	1,004,584	1	630,842	1	837,530
Notes:
1.       The increase is due to the exercise of SARs.
2.
Upon the exercise of SARs during the period from October 1, 2010 to October 31, 2010, the total number of shares issued increased by 600 shares, the amount of common stock increased by 864 thousand yen and the additional paid-in capital increased by 864 thousand yen.

vi) Status of Major Shareholders
(As of September 30, 2010)
Name	Address	Number of shares held (Thousands)	Number of shares held as a percentage of total shares issued (%)
Moxley and Company *1 (Local Custodian: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	New York, U.S.A. (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	87,871	8.75
Japan Trustee Services Bank, Ltd. (Trust account) *2	1-8-11, Harumi, Chuo-ku, Tokyo	62,181	6.19
The Master Trust Bank of Japan, Ltd. (Trust account) *2	2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	44,742	4.45
State Street Bank and Trust Company *3 (Local Custodian: The Hongkong and Shanghai Banking Corporation Limited)	Boston, U.S.A. (3-11-1, Nihonbashi, Chuo-ku, Tokyo)	20,795	2.07
JPMorgan Chase Bank 380055 *3 (Local Custodian: Mizuho Corporate Bank, Ltd.)	New York, U.S.A. (4-16-13, Tsukishima, Chuo-ku, Tokyo)	17,018	1.69
SSBT OD05 Omnibus Account - Treaty Clients *3 (Local Custodian: The Hongkong and Shanghai Banking Corporation Limited)	Sydney, Australia (3-11-1, Nihonbashi, Chuo-ku, Tokyo)	16,124	1.61
Japan Trustee Services Bank, Ltd. (Trust account 9) *2	1-8-11, Harumi, Chuo-ku, Tokyo	13,642	1.36

Mellon Bank, N.A. as Agent for its Client Mellon Omnibus US Pension *3 (Local Custodian: Mizuho Corporate Bank, Ltd.)	Boston, U.S.A. (4-16-13, Tsukishima, Chuo-ku, Tokyo)	10,869	1.08
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account *3 (Local Custodian: Mizuho Corporate Bank, Ltd.)	London, U.K. (4-16-13, Tsukishima, Chuo-ku, Tokyo)	10,554	1.05
State Street Bank and Trust Company 505225 *3 (Local Custodian: Mizuho Corporate Bank, Ltd.)	Boston, U.S.A. (4-16-13, Tsukishima, Chuo-ku, Tokyo)	10,135	1.01
Total		293,932	29.26
Notes:
*1.	Moxley and Company is the nominee of JPMorgan Chase Bank, N.A., which is the Depositary for holders of the Company’s American Depositary Receipts (“ADRs”).
*2.	The shares held by each shareholder are held in trust for investors, including shares in securities investment trusts.
*3.	Each shareholder provides depositary services for shares owned by institutional investors, mainly in Europe and North America. They are also the nominees for these investors.
4.
Dodge & Cox sent a copy of the “Amendment to the Bulk Shareholding Report” (which was filed with the Director-General of the Kanto Local Finance Bureau in Japan as of August 6, 2009) to the Company and reported that they held shares of the Company (including ADRs) as of July 31, 2009 as provided in the table below.  The Company has not been able to confirm any entry of Dodge & Cox in the register of shareholders as of September 30, 2010.

Name	Number of shares held (Thousands)	Number of shares held as a percentage of total shares issued (%)
Dodge & Cox	51,320	5.11

vii) Status of Voting Rights
1) Shares Issued
(As of September 30, 2010)
Classification	Number of shares of common stock	Number of voting rights (Units)	Description
Shares without voting rights	—	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—	—
Shares with restricted voting rights (Others)	—	—	—
Shares with full voting rights (Treasury stock, etc.)	1,029,100	—	—
Shares with full voting rights (Others)	1,000,903,100	10,009,031	—
Fractional unit shares	2,652,064	—	Shares less than one full unit of stock (100 shares)
Total number of shares issued	1,004,584,264	—	—
Total voting rights held by all shareholders	—	10,009,031	—

Note:  Included in “Shares with full voting rights (Others)” under “Number of shares of common stock” are 19,700 shares of common stock held under the name of Japan Securities Depository Center, Incorporated.  Also included in “Shares with full voting rights (Others)” under “Number of voting rights (Units)” are 197 units of voting rights relating to the shares of common stock with full voting rights held under the name of Japan Securities Depository Center, Incorporated.

2) Treasury Stock, Etc.
(As of September 30, 2010)
Name of shareholder	Address of shareholder	Number of shares held under own name	Number of shares held under the names of others	Total number of shares held	Total of shares held to total shares issued (%)
Sony Corporation (Treasury stock)	1-7-1, Konan, Minato-ku, Tokyo	1,029,100	—	1,029,100	0.10
Total	—	1,029,100	—	1,029,100	0.10

Note:  In addition to the 1,029,100 shares listed here, there are 300 shares of common stock held in the name of the Company in the register of shareholders that the Company does not beneficially own.  These shares are included in “Shares with full voting rights (Others)” in table 1 “Shares Issued” above.

(2)           Stock Price Range
Highest and lowest prices during the six months ended September 30, 2010
Month of 2010	April	May	June	July	August	September
Highest (Yen)	3,620	3,225	2,810	2,745	2,803	2,694
Lowest (Yen)	3,230	2,691	2,350	2,258	2,353	2,338

Note:  As quoted on the First Section of the Tokyo Stock Exchange.

(3)        Directors and Corporate Executive Officers
There was no change in directors or corporate executive officers in the period from the filing date of the Securities Report (Yukashoken Houkokusho) for the fiscal year ended March 31, 2010 to the filing date of this Quarterly Securities Report (Shihanki Houkokusho).

V           Financial Statements

(1) Consolidated Financial Statements

 (i)  Consolidated Balance Sheets (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	At September 30, 2010	At March 31, 2010
ASSETS
Current assets:
Cash and cash equivalents	837,212	1,191,608
Marketable securities	659,052	579,493
Notes and accounts receivable, trade	886,716	996,100
Allowance for doubtful accounts and sales returns	(76,688)	(104,475)
Inventories	917,284	645,455
Deferred income taxes	220,954	197,598
Prepaid expenses and other current assets	781,026	627,093
Total current assets	4,225,556	4,132,872

Film costs	282,990	310,065

Investments and advances:
Affiliated companies	223,402	229,051
Securities investments and other	5,372,086	5,070,342
	5,595,488	5,299,393

Property, plant and equipment:
Land	151,511	153,067
Buildings	847,439	897,054
Machinery and equipment	2,057,117	2,235,032
Construction in progress	69,358	71,242
	3,125,425	3,356,395
Less – Accumulated depreciation	2,194,100	2,348,444
	931,325	1,007,951

Other assets:
Intangibles, net	351,067	378,917
Goodwill	418,593	438,869
Deferred insurance acquisition costs	420,608	418,525
Deferred income taxes	349,428	403,537
Other	434,711	475,985
	1,974,407	2,115,833

Total assets	13,009,766	12,866,114
(Continued on following page.)

Consolidated Balance Sheets (Unaudited)

	Yen in millions
	At September 30, 2010	At March 31, 2010
LIABILITIES
Current liabilities:
Short-term borrowings	68,392	48,785
Current portion of long-term debt	181,810	235,822
Notes and accounts payable, trade	976,154	817,118
Accounts payable, other and accrued expenses	964,934	1,003,197
Accrued income and other taxes	79,708	69,175
Deposits from customers in the banking business	1,583,975	1,509,488
Other	359,128	376,340
Total current liabilities	4,214,101	4,059,925

Long-term debt	835,662	924,207
Accrued pension and severance costs	277,630	295,526
Deferred income taxes	242,343	236,521
Future insurance policy benefits and other	4,033,714	3,876,292
Other	187,422	188,088
Total liabilities	9,790,872	9,580,559
Commitments and contingent liabilities

EQUITY Sony Corporation’s stockholders’ equity: Common stock, no par value – At September 30, 2010–Shares authorized: 3,600,000,000, shares issued: 1,004,584,264 At March 31, 2010–Shares authorized: 3,600,000,000, shares issued: 1,004,571,464	630,843	630,822
Additional paid-in capital	1,158,701	1,157,812
Retained earnings	1,895,242	1,851,004
Accumulated other comprehensive income –
Unrealized gains on securities, net	65,233	62,337
Unrealized losses on derivative instruments, net	(2,002)	(36)
Pension liability adjustment	(145,484)	(148,989)
Foreign currency translation adjustments	(716,597)	(582,370)
	(798,850)	(669,058)
Treasury stock, at cost
Common stock At September 30, 2010–1,029,100 shares At March 31, 2010–1,039,656 shares –1,013,287 shares	(4,606)	(4,675)
	2,881,330	2,965,905
Noncontrolling interests	337,564	319,650
Total equity	3,218,894	3,285,555

Total liabilities and equity	13,009,766	12,866,114

The accompanying notes are an integral part of these statements.

.

(ii)  Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries
	Yen in millions
	Six months ended September 30
	2009	2010
Sales and operating revenue:
Net sales	2,797,682	2,967,907
Financial service revenue	422,658	386,074
Other operating revenue	40,723	40,220
	3,261,063	3,394,201
Costs and expenses:
Cost of sales	2,196,244	2,236,918
Selling, general and administrative	748,305	723,165
Financial service expenses	340,068	311,851
(Gain) loss on sale, disposal or impairment of assets and other, net	7,333	(1,667)
	3,291,950	3,270,267
Equity in net income (loss) of affiliated companies	(27,405)	11,733
Operating income (loss)	(58,292)	135,667
Other income:
Interest and dividends	8,081	5,680
Foreign exchange gain, net	6,635	17,731
Other	12,882	5,884
	27,598	29,295
Other expenses:
Interest	12,166	11,962
Loss on devaluation of securities investments	1,135	6,683
Other	5,975	4,697
	19,276	23,342
Income (loss) before income taxes	(49,970)	141,620
Income taxes	(13,887)	64,419
Net income (loss)	(36,083)	77,201
Less - Net income attributable to noncontrolling interests	27,318	20,318
Net income (loss) attributable to Sony Corporation's stockholders	(63,401)	56,883

	Yen
	Six months ended September 30
	2009	2010
Per share data:		-
Net income (loss) attributable to Sony Corporation's stockholders
– Basic	(63.18)	56.68
– Diluted	(63.18)	56.61

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Three months ended September 30
	2009	2010
Sales and operating revenue:
Net sales	1,442,917	1,494,434
Financial service revenue	199,306	219,476
Other operating revenue	18,987	19,242
	1,661,210	1,733,152
Costs and expenses:
Cost of sales	1,134,820	1,127,627
Selling, general and administrative	370,268	363,395
Financial service expenses	165,365	175,751
(Gain) loss on sale, disposal or impairment of assets and other, net	11,002	2,797
	1,681,455	1,669,570
Equity in net income (loss) of affiliated companies	(12,347)	5,069
Operating income (loss)	(32,592)	68,651
Other income:
Interest and dividends	3,661	2,467
Foreign exchange gain, net	11,603	3,800
Other	8,903	2,970
	24,167	9,237
Other expenses:
Interest	6,133	5,860
Loss on devaluation of securities investments	115	6,682
Other	2,353	2,637
	8,601	15,179
Income (loss) before income taxes	(17,026)	62,709
Income taxes	(1,699)	20,746
Net income (loss)	(15,327)	41,963
Less - Net income attributable to noncontrolling interests	10,981	10,817
Net income (loss) attributable to Sony Corporation's stockholders	(26,308)	31,146

	Yen
	Three months ended September 30
	2009	2010
Per share data:		-
Net income (loss) attributable to Sony Corporation's stockholders
– Basic	(26.22)	31.04
– Diluted	(26.22)	31.00

The accompanying notes are an integral part of these statements.

 (iii)  Consolidated Statements of Cash Flows (Unaudited)

Sony Corporation and Consolidated Subsidiaries
	Yen in millions
	Six months ended September 30
	2009	2010
Cash flows from operating activities:
Net income (loss)	(36,083)	77,201
Adjustments to reconcile net income (loss) to net cash
provided by operating activities –
Depreciation and amortization, including amortization of deferred insurance acquisition costs	181,026	167,675
Amortization of film costs	118,839	106,755
Stock-based compensation expense	1,154	970
Accrual for pension and severance costs, less payments	(19,391)	(9,274)
(Gain) loss on sale, disposal or impairment of assets and other, net	7,333	(1,667)
Loss on devaluation of securities investments	1,135	6,683
(Gain) loss on revaluation of marketable securities held in the financial service business for trading purpose, net	(30,272)	22,361
(Gain) loss on revaluation or impairment of securities investments held in the financial service business, net	(46,240)	2,917
Deferred income taxes	(34,136)	(5,794)
Equity in net (income) losses of affiliated companies, net of dividends	28,667	(11,721)
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade	(39,292)	31,848
Increase in inventories	(82,506)	(333,527)
Increase in film costs	(151,215)	(110,586)
Increase in notes and accounts payable, trade	243,325	165,059
Increase in accrued income and other taxes	50,234	7,793
Increase in future insurance policy benefits and other	150,871	115,758
Increase in deferred insurance acquisition costs	(34,495)	(33,775)
Increase in marketable securities held in the financial service business for trading purpose	(7,703)	(13,559)
Increase in other current assets	(114,862)	(193,314)
Increase (decrease) in other current liabilities	(23,953)	35,373
Other	69,996	85,653
Net cash provided by operating activities	232,432	112,829

(Continued on following page.)

Consolidated Statements of Cash Flows (Unaudited)

	Yen in millions
	Six months ended September 30
	2009	2010
Cash flows from investing activities:
Payments for purchases of fixed assets	(189,711)	(130,919)
Proceeds from sales of fixed assets	5,836	6,950
Payments for investments and advances by financial service business	(680,984)	(974,501)
Payments for investments and advances (other than financial service business)	(16,024)	(14,977)
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances by financial service business	537,775	638,339
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances (other than financial service business)	10,004	5,187
Proceeds from sales of businesses	5,628	46,067
Other	(2,473)	2,521
Net cash used in investing activities	(329,949)	(421,333)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	509,096	796
Payments of long-term debt	(89,913)	(113,208)
Increase (decrease) in short-term borrowings, net	(171,194)	21,119
Increase in deposits from customers in the financial service business, net	52,744	125,987
Increase in call money and bills sold in the banking business, net	14,100	-
Dividends paid	(12,483)	(12,498)
Other	(3,455)	(5,066)
Net cash provided by financing activities	298,895	17,130
Effect of exchange rate changes on cash and cash equivalents	(23,682)	(63,022)
Net increase (decrease) in cash and cash equivalents	177,696	(354,396)
Cash and cash equivalents at beginning of the fiscal year	660,789	1,191,608
Cash and cash equivalents at end of the period	838,485	837,212

The accompanying notes are an integral part of these statements.

Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)
Sony Corporation and Consolidated Subsidiaries

1. Summary of significant accounting policies

Sony Corporation and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles.  Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for certain disclosures which have been omitted.

(1)  Recently adopted accounting pronouncements:

Multiple element arrangements and software deliverables -

In October 2009, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance for arrangements with multiple deliverables.  Specifically, the new standard requires an entity to allocate consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices.  In the absence of the vendor-specific objective evidence or third-party evidence of the selling prices, consideration must be allocated to the deliverables based on management’s best estimate of the selling prices.  In addition, the guidance eliminates the use of the residual method of allocation.  Also in October 2009, the FASB issued accounting guidance which changes revenue recognition for tangible products containing software and hardware elements.  Specifically, tangible products containing software and hardware that function together to deliver the tangible products’ essential functionality are scoped out of the existing software revenue recognition guidance and will be accounted for under the revenue recognition guidance for multiple element arrangements.  Sony adopted the new guidance on April 1, 2010.  The adoption of the new guidance did not have a material impact on Sony’s results of operations and financial position.

Transfers of financial assets -

In June 2009, the FASB issued new accounting guidance on accounting for transfers of financial assets.  This guidance amends previous guidance by including: the elimination of the qualifying special-purpose entity (“QSPE”) concept; a new participating interest definition that must be met for transfers of portions of financial assets to be eligible for sale accounting; clarifications and changes to the derecognition criteria for a transfer to be accounted for as a sale; and a change to the amount of recognized gain or loss on a transfer of financial assets accounted for as a sale when beneficial interests are received by the transferor.  Additionally, the guidance requires new disclosures regarding an entity's involvement in a transfer of financial assets.  Finally, existing QSPEs must be evaluated for consolidation in accordance with the applicable consolidation guidance upon the elimination of this concept.  This guidance is effective for Sony as of April 1, 2010.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Variable interest entities -

In June 2009, the FASB issued new accounting guidance for determining whether to consolidate a variable interest entity (“VIE”).  This guidance changes the approach for determining the primary beneficiary of a VIE from a quantitative risk and reward model to a qualitative model based on control, and requires an ongoing reassessment of whether an entity is the primary beneficiary.  This guidance is effective for Sony as of April 1, 2010.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

(2)	Accounting methods used specifically for interim consolidated financial statements:

Income Taxes -

Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period.  The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes income tax provision related to significant unusual or extraordinary transactions.  Such income tax provision will be separately reported from the provision based on the ETR in the interim period in which they occur.

(3)	Reclassifications:

Certain reclassifications of the financial statements for the six months or three months ended September 30, 2009 have been made to conform to the presentation for the interim period ended September 30, 2010.

2. Transfer of financial assets

During the fiscal year ended March 31, 2010, Sony established an accounts receivable sales program in the United States. Through this program, a special purpose entity, which has been consolidated by a U.S. subsidiary, could sell up to 450 million U.S. dollars of eligible trade accounts receivables in the aggregate at any one time to a commercial bank.  These transactions were accounted for as a sale in accordance with the accounting guidance for transfers and servicing of financial assets and extinguishments of liabilities, because Sony had relinquished control of the receivables.

During the three months ended September 30, 2010, Sony amended the accounts receivable sales program in the United States, with the transactions continuing to qualify as sales under the new accounting guidance on accounting for transfers of financial assets.  The amended program requires that a portion of the sales proceeds be held back and deferred until collection of the related receivables.  The portion of the sales proceeds held back and deferred is initially recorded at estimated fair value and included in other current assets.  Sony includes collections on such receivables as cash flows within operating activities in the consolidated statements of cash flows since such receivables are the result of operating activities and the associated interest rate risk is insignificant due to its short-term nature.  During the three months ended September 30, 2010, total trade accounts receivables sold under the program were 71,247 million yen (855 million U.S. dollars), of which 37,115 million yen (443 million U.S. dollars) was held back and deferred and remained in other current assets at September 30, 2010.

3. Marketable securities and securities investments

Marketable securities and securities investments, mainly included in the Financial Services segment, are comprised of debt and equity securities of which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	September 30, 2010				March 31, 2010
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale:
Debt securities:
Japanese national government bonds	1,060,320	55,309	(2,107)	1,113,522	1,264,725	29,496	(3,397)	1,290,824

Japanese local government bonds	23,627	287	(1)	23,913	27,750	1,097	(5)	28,842

Japanese corporate bonds	348,456	2,677	(27)	351,106	360,554	3,773	(106)	364,221

Foreign corporate bonds	310,121	3,897	(11,586)	302,432	281,003	4,818	(6,492)	279,329

Other	6,313	203	-	6,516	11,141	83	(123)	11,101
	1,748,837	62,373	(13,721)	1,797,489	1,945,173	39,267	(10,123)	1,974,317

Equity securities	98,827	66,408	(3,855)	161,380	99,753	74,430	(3,437)	170,746

Held-to-maturity
securities:
Japanese national government bonds	2,799,070	215,865	(290)	3,014,645	2,248,230	3,318	(30,740)	2,220,808

Japanese local government bonds	23,161	424	-	23,585	23,617	346	-	23,963

Japanese corporate bonds	32,785	2,033	-	34,818	32,041	150	(321)	31,870

Foreign corporate bonds	49,226	17	-	49,243	50,831	18	(7)	50,842
	2,904,242	218,339	(290)	3,122,291	2,354,719	3,832	(31,068)	2,327,483

Total	4,751,906	347,120	(17,866)	5,081,160	4,399,645	117,529	(44,628)	4,472,546

4. Fair value measurements

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis are as follows:

	Yen in millions
	At September 30, 2010
	Level 1	Level 2	Level 3	Total

Assets:
Trading securities	172,707	172,604	-	345,311
Available-for-sale securities
Debt securities
Japanese national government bonds	-	1,113,522	-	1,113,522
Japanese local government bonds	-	23,913	-	23,913
Japanese corporate bonds	-	346,970	4,136	351,106
Foreign corporate bonds	-	282,741	19,691	302,432
Other	-	6,516	-	6,516
Equity securities	152,816	4,630	3,934	161,380
Other investments	4,915	51	68,979	73,945
Derivative assets *	-	25,297	-	25,297
Total assets	330,438	1,976,244	96,740	2,403,422
Liabilities:
Derivative liabilities *	-	45,584	-	45,584
Total liabilities	-	45,584	-	45,584

	Yen in millions
	At March 31, 2010
	Level 1	Level 2	Level 3	Total

Assets:
Trading securities	180,414	172,939	-	353,353
Available-for-sale securities
Debt securities
Japanese national government bonds	-	1,290,824	-	1,290,824
Japanese local government bonds	-	28,842	-	28,842
Japanese corporate bonds	4,937	358,187	1,097	364,221
Foreign corporate bonds	-	261,896	17,433	279,329
Other	365	10,736	-	11,101
Equity securities	160,128	6,682	3,936	170,746
Other investments	5,377	38	69,672	75,087
Derivative assets *	-	23,796	-	23,796
Total assets	351,221	2,153,940	92,138	2,597,299
Liabilities:
Derivative liabilities *	-	48,599	-	48,599
Total liabilities	-	48,599	-	48,599

* Derivative assets and liabilities are recognized and disclosed on a gross basis.

5. Supplemental equity and comprehensive income information

A reconciliation of the beginning and ending carrying amounts of Sony Corporation’s stockholders’ equity, noncontrolling interests and the total equity for the six months ended September 30, 2009 is as follows:

		Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2009	2,964,653	2251,949	3,216,602
Stock-based compensation	1,134	-	1,134
Comprehensive income:
Net income (loss)	(63,401)	27,318	(36,083)
Other comprehensive income, net of tax ―
Unrealized gains on securities	21,788	10,382	32,170
Unrealized gains on derivative instruments	568	-	568
Pension liability adjustment	1,262	-	1,262
Foreign currency translation adjustments	(31,144)	(497)	(31,641)
Total comprehensive income	(70,927)	37,203	(33,724)
Dividends	(12,544)	(4,546)	(17,090)
Purchase of treasury stock	(52)	-	(52)
Reissuance of treasury stock	45	-	45
Transactions with noncontrolling interests shareholders and other	291	1,172	1,463
Balance at September 30, 2009	2,882,600	285,778	3,168,378

A reconciliation of the beginning and ending carrying amounts of Sony Corporation’s stockholders’ equity, noncontrolling interests and the total equity for the six months ended September 30, 2010 is as follows:

		Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2010	2,965,905	319,650	3,285,555
Exercise of stock acquisition rights	42	13	55
Stock-based compensation	912	-	912
Comprehensive income:
Net income	56,883	20,318	77,201
Other comprehensive income, net of tax ―
Unrealized gains on securities	2,896	3,301	6,197
Unrealized losses on derivative instruments	(1,966)	-	(1,966)
Pension liability adjustment	3,505	-	3,505
Foreign currency translation adjustments	(134,227)	(677)	(134,904)
Total comprehensive income	(72,909)	22,942	(49,967)
Stock issue costs, net of tax	(1)	-	(1)
Dividends	(12,544)	(4,895)	(17,439)
Purchase of treasury stock	(43)	-	(43)
Reissuance of treasury stock	66	-	66
Transactions with noncontrolling interests shareholders and other	(98)	(146)	(244)
Balance at September 30, 2010	2,881,330	337,564	3,218,894

There was no material effect of changes in Sony Corporation’s ownership interest in its subsidiaries on Sony Corporation’s stockholders’ equity for the six months ended September 30, 2009 and September 30, 2010.

6. Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted net income (loss) attributable to Sony Corporation's stockholders per share (“EPS”) for the six and three months ended September 30, 2009 and 2010 is as follows:

	Yen in millions
	Six months ended September 30
	2009	2010
Net income (loss) attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	(63,401)	56,883

	Thousands of shares
Weighted-average shares outstanding	1,003,526	1,003,547
Effect of dilutive securities:
Stock acquisition rights	-	163
Convertible bonds	-	1,141
Weighted-average shares for diluted EPS computation	1,003,526	1,004,851

	Yen
Basic EPS	(63.18)	56.68
Diluted EPS	(63.18)	56.61

Potential shares of common stock upon the exercise of stock acquisition rights, which were excluded from the computation of diluted EPS for the six months ended September 30, 2009 and 2010 were 16,419 thousand shares and 16,902 thousand shares, respectively.  All potential shares were excluded as anti-dilutive for the six months ended September 30, 2009 due to Sony incurring a net loss for the period, and certain of the potential shares were excluded as anti-dilutive for the six months ended September 30, 2010 since the exercise price for those shares was in excess of the average market value of Sony’s common stock during the period.
	Yen in millions
	Three months ended September 30
	2009	2010
Net income (loss) attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	(26,308)	31,146

	Thousands of shares
Weighted-average shares outstanding	1,003,523	1,003,556
Effect of dilutive securities:
Stock acquisition rights	-	1
Convertible bonds	-	1,141
Weighted-average shares for diluted EPS computation	1,003,523	1,004,698

	Yen
Basic EPS	(26.22)	31.04
Diluted EPS	(26.22)	31.00

Potential shares of common stock upon the exercise of stock acquisition rights, which were excluded from the computation of diluted EPS for the three months ended September 30, 2009 and 2010 were 16,419 thousand shares and 17,063 thousand shares, respectively.  All potential shares were excluded as anti-dilutive for the three months ended September 30, 2009 due to Sony incurring a net loss for the period, and certain of the potential shares were excluded as anti-dilutive for the three months ended September 30, 2010 since the exercise price for those shares was in excess of the average market value of Sony’s common stock during the period.

7. Commitments and contingent liabilities

(1)	Commitments:

A. Loan commitments

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the conditions of the respective contracts.  At September 30, 2010, the total unused portion of the line of credit extended under these contracts was 83,912 million yen.  The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.

B. Purchase commitments and other

Purchase commitments and other outstanding at September 30, 2010 amounted to 299,721 million yen.  The major components of these commitments are as follows:

In the ordinary course of business, Sony makes commitments for the purchase of property, plant and equipment.  At September 30, 2010, such commitments outstanding were 41,908 million yen.

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events.  These agreements cover various periods mainly within 5 years.  At September 30, 2010, these subsidiaries were committed to make payments under such contracts of 115,994 million yen.

Certain subsidiaries in the Music segment have entered into long-term contracts with recording artists and companies for the production and/or distribution of prerecorded music and videos.  These contracts cover various periods mainly within 5 years.  At September 30, 2010, these subsidiaries were committed to make payments of 39,737 million yen under such long-term contracts.

(2)	Contingent liabilities:

Sony had contingent liabilities including guarantees given in the ordinary course of business, which amounted to 77,174 million yen at September 30, 2010.  The major components of the contingent liabilities are as follows:

Sony has issued a guarantee to a creditor of the third party investor pursuant to which Sony has agreed to repay the outstanding obligation of the third party investor up to a maximum of 303 million U.S. dollars should the third party investor default on its obligation.  The obligation of the third party investor is collateralized by its 50% interest in Sony’s music publishing subsidiary.  At September 30, 2010, the fair value of the collateral exceeded 303 million U.S. dollars.

At September 30, 2010, Sony had agreed to guarantee a portion of Sony Ericsson’s debt and its facilities up to a maximum of 250 million euros.  At September 30, 2010, Sony had guaranteed 17,447 million yen (150 million euros) for a portion of Sony Ericsson’s debt under this arrangement.  These guarantees expire by March 2012.

Sony is subject to laws and regulations in various countries that make producers of electrical goods financially responsible for collection, recycling, treatment and disposal of past and future covered products.  For example, the Waste Electrical and Electronic Equipment (“WEEE”) directive, issued in February 2003, requires electronics producers to finance the cost for collection, treatment, recovery and safe disposal of waste products.  In most member states of the European Union (“EU”), the directive has been transposed into national legislation subject to which Sony recognizes the liability for obligations associated with WEEE.  At September 30, 2010, the accrued amounts in respect to the above mentioned WEEE were not significant.

Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in pending legal and regulatory proceedings.  However, based upon the information currently available to Sony and its legal counsel, the management of Sony believes that the outcome from such legal and regulatory proceedings would not have a material effect on Sony’s consolidated financial statements.

8. Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance.  The CODM does not evaluate segments using discrete asset information.  Sony’s CODM is its Chairman, Chief Executive Officer and President.

Sony realigned its reportable segments from the first quarter of the fiscal year ending March 31, 2011, to reflect modifications to the organizational structure as of April 1, 2010, primarily repositioning the operations of the previously reported B2B & Disc Manufacturing segment.  In connection with this realignment, the Consumer Products & Devices segment was renamed the Consumer, Professional & Devices (“CPD”) segment.

The CPD segment includes televisions, digital imaging, audio and video, semiconductors and components as well as professional solutions (the B2B business which was previously incorporated in the B2B & Disc Manufacturing segment).  The equity results of S-LCD Corporation are also included within the CPD segment.  The disc manufacturing business previously included in the B2B & Disc Manufacturing segment is now included in All Other.  The Networked Products & Services (“NPS”), Pictures, Music and Financial Services segments remain unchanged.  The equity earnings from Sony Ericsson Mobile Communications AB continue to be presented as a separate segment.  In connection with the realignment, all prior period amounts in the segment disclosures have been restated to conform to the current presentation.

Business segments -

Sales and operating revenue:

	Yen in millions
	Six months ended September 30
	2009	2010
Sales and operating revenue:
Consumer, Professional & Devices -
Customers	1,527,972	1,621,568
Intersegment	176,403	153,218
Total	1,704,375	1,774,786
Networked Products & Services -
Customers	574,596	654,438
Intersegment	23,162	40,625
Total	597,758	695,063
Pictures -
Customers	306,456	276,870
Intersegment	-	-
Total	306,456	276,870
Music -
Customers	227,800	214,920
Intersegment	5,499	6,339
Total	233,299	221,259
Financial Services -
Customers	422,658	386,074
Intersegment	6,995	4,793
Total	429,653	390,867
All Other -
Customers	173,619	186,814
Intersegment	34,438	31,885
Total	208,057	218,699
Corporate and elimination	(218,535)	(183,343)
Consolidated total	3,261,063	3,394,201

CPD intersegment amounts primarily consist of transactions with the NPS segment.

NPS intersegment amounts primarily consist of transactions with the CPD segment.

All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the NPS segment.

Corporate and elimination includes certain brand and patent royalty income.

	Yen in millions
	Three months ended September 30
	2009	2010
Sales and operating revenue:
Consumer, Professional & Devices -
Customers	766,004	792,059
Intersegment	107,216	93,269
Total	873,220	885,328
Networked Products & Services -
Customers	336,511	344,039
Intersegment	15,154	25,085
Total	351,665	369,124
Pictures -
Customers	136,436	144,785
Intersegment	-	-
Total	136,436	144,785
Music -
Customers	121,418	107,830
Intersegment	3,054	3,157
Total	124,472	110,987
Financial Services -
Customers	199,306	219,476
Intersegment	2,796	2,396
Total	202,102	221,872
All Other -
Customers	89,187	97,076
Intersegment	18,946	14,798
Total	108,133	111,874
Corporate and elimination	(134,818)	(110,818)
Consolidated total	1,661,210	1,733,152

CPD intersegment amounts primarily consist of transactions with the NPS segment.

NPS intersegment amounts primarily consist of transactions with the CPD segment.

All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the NPS segment.

Corporate and elimination includes certain brand and patent royalty income.

Segment profit or loss:

	Yen in millions
	Six months ended September 30
	2009	2010
Operating income (loss):
Consumer, Professional & Devices	(2,379)	66,945
Networked Products & Services	(95,755)	3,141
Pictures	(4,578)	(1,964)
Music	14,002	15,596
Financial Services	81,011	72,985
Equity in net income (loss) of Sony Ericsson	(25,343)	3,224
All Other	(8,005)	(2,689)
Total	(41,047)	157,238
Corporate and elimination	(17,245)	(21,571)
Consolidated operating income (loss)	(58,292)	135,667
Other income	27,598	29,295
Other expenses	(19,276)	(23,342)
Consolidated income (loss) before income taxes	(49,970)	141,620

	Yen in millions
	Three months ended September 30
	2009	2010
Operating income (loss):
Consumer, Professional & Devices	6,515	16,856
Networked Products & Services	(59,018)	6,932
Pictures	(6,386)	(4,824)
Music	8,627	8,103
Financial Services	32,796	43,009
Equity in net income (loss) of Sony Ericsson	(10,867)	2,642
All Other	(3,371)	1,203
Total	(31,704)	73,921
Corporate and elimination	(888)	(5,270)
Consolidated operating income (loss)	(32,592)	68,651
Other income	24,167	9,237
Other expenses	(8,601)	(15,179)
Consolidated income (loss) before income taxes	(17,026)	62,709

Operating income (loss) is Sales and operating revenue less Costs and expenses, and includes Equity in net income (loss) of affiliated companies.

Corporate and elimination includes certain restructuring costs and other corporate expenses, which are attributable principally to headquarters and are not allocated to segments.

As a result of a modification of internal management reporting during the previous fiscal year, certain amounts previously included within corporate and elimination have been reclassified into the segment operating income (loss) for all periods presented.  The revision had no impact on the consolidated results.

Other Significant Items:

The following table includes a breakdown of sales and operating revenue to external customers by product category in the CPD and NPS segments.  The CPD and NPS segments are each managed as a single operating segment by Sony’s management.
	Yen in millions
	Six months ended September 30
Sales and operating revenue:	2009	2010
Consumer, Professional & Devices
Televisions	456,620	552,755
Digital Imaging	346,343	334,723
Audio and Video	200,514	187,661
Semiconductors	142,766	183,727
Components	237,539	210,851
Professional Solutions	138,288	141,360
Other	5,902	10,491
Total	1,527,972	1,621,568

Networked Products & Services
Game	307,329	313,434
PC and Other Networked Businesses	267,267	341,004
Total	574,596	654,438

Pictures	306,456	276,870
Music	227,800	214,920
Financial Services	422,658	386,074
All Other	173,619	186,814
Corporate	27,962	53,517
Consolidated total	3,261,063	3,394,201

	Yen in millions
	Three months ended September 30
Sales and operating revenue:	2009	2010
Consumer, Professional & Devices
Televisions	219,476	260,820
Digital Imaging	165,911	162,492
Audio and Video	99,199	92,416
Semiconductors	74,956	93,494
Components	125,849	103,647
Professional Solutions	77,306	73,601
Other	3,307	5,589
Total	766,004	792,059

Networked Products & Services
Game	196,815	171,332
PC and Other Networked Businesses	139,696	172,707
Total	336,511	344,039

Pictures	136,436	144,785
Music	121,418	107,830
Financial Services	199,306	219,476
All Other	89,187	97,076
Corporate	12,348	27,887
Consolidated total	1,661,210	1,733,152

Sony has partially realigned its product category configuration from the first quarter of the fiscal year ending March 31, 2011.  In connection with the realignment, all prior period sales amounts by product category in the table above have been restated to conform to the current presentation.  In the CPD segment, Televisions includes LCD televisions; Digital Imaging includes digital still cameras, digital interchangeable lens cameras and digital video cameras; Audio and Video includes home audio, Blu-ray disc players and recorders; Semiconductors includes image sensors and small and medium sized LCD panels; Components includes batteries, recording media and data recording systems; Professional Solutions includes broadcast- and professional-use products.  In the NPS segment, Game includes game consoles and software; PC and Other Networked Businesses includes personal computers and memory-based portable audio devices.

Geographic Information -

Sales and operating revenue attributed to countries based on location of external customers are as follows:

	Yen in millions
	Six months ended September 30
Sales and operating revenue	2009	2010
Japan	986,331	994,273
U.S.A.	704,574	697,464
Europe	693,194	678,650
Asia-Pacific	567,601	663,819
Other Areas	309,363	359,995
Total	3,261,063	3,394,201

	Yen in millions
	Three months ended September 30
Sales and operating revenue	2009	2010
Japan	491,610	538,176
U.S.A.	333,257	337,425
Europe	369,999	348,018
Asia-Pacific	299,934	331,368
Other Areas	166,410	178,165
Total	1,661,210	1,733,152

The 2009 geographic information in the table above has been restated to reflect the change in geographic classification.

Major areas in each geographic classification excluding Japan and United States are as follows:
       　 (1) Europe:             United Kingdom, France, Germany, Russia and Spain
       　 (2) Asia-Pacific:         China, Taiwan, India, South Korea and Oceania
       　 (3) Other Areas:         The Middle East/Africa, Brazil, Mexico and Canada

There are not any individually material countries with respect to the sales and operating revenue included in Europe, Asia-Pacific and Other areas.

Transfers between reportable business segments or geographic areas are made at amounts that Sony’s management believes approximate as arms-length transactions.

There were no sales and operating revenue with any single major external customer for the six and three months ended September 30, 2009 and 2010.

(2)  Other Information

(1) Dividends declared
An interim cash dividend for Sony Corporation’s common stock was approved at the Board of Directors meeting held on October 28, 2010 as below:

1. Total amount of interim cash dividends:
12,544 million yen
2. Amount of interim cash dividend per share:
12.50 yen
3. Payment date:
December 1, 2010
Interim cash dividends for the fiscal year ending March 31, 2011 have been incorporated in the accompanying consolidated financial statements.

Note: Interim cash dividends are to be distributed to the shareholders recorded or registered as the holders or pledgees of shares in Sony Corporation’s register of shareholders at the end of September 30, 2010.

(2) Subsequent events
There were no applicable subsequent events.

(3) Litigation
In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the U.S. Department of Justice (the “DOJ”) Antitrust Division seeking information about its optical disk drive business.  Sony Corporation understands that the DOJ and agencies outside the United States are investigating competition in optical disk drives. Sony Corporation intends to cooperate fully with the DOJ and other agencies in this inquiry.  Subsequently, a number of purported class action lawsuits were filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation, Sony Optiarc Inc., Sony Optiarc America Inc., other named defendants and other unnamed parties violated antitrust laws and seek recovery of damages and other remedies.
In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings.  However, based upon the information currently available to Sony and its legal counsel, the management of Sony believes that the outcome from such legal and regulatory proceedings would not have a material effect on Sony’s consolidated financial statements.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)
By:	/s/ Masaru Kato
(Signature) Masaru Kato Executive Vice President and Chief Financial Officer

November 15, 2010